UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2024

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 26, 2024, Tiziana Life Sciences Ltd. (the “Company”) accepted the voluntary resignation of Matthew W Davis, MD, RPh as Chief Operating Officer and Chief Medical Officer, effective as of August 2, 2024. Dr. Davis resigned for personal reasons, and his resignation is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. The Company will make a further announcement regarding Dr. Davis’ replacement once the search process is complete.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: August 1, 2024	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

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